UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: April 30, 2009
Washington, D.C. 20549	Estimated average burden
hours per response . . . 2.50
FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Source Interlink Companies, Inc.
Full Name of Registrant

Former Name if Applicable

27500 Riverview Center Boulevard, Suite 400
Address of Principal Executive Office (Street and Number)

Bonita Springs, Florida 34134
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Source Interlink Companies, Inc. (the “Company”) has filed this fifteen-day extension for submission of its Annual Report on Form 10-K for the fiscal year ended January 31, 2007 (the “Form 10-K”) with the Securities and Exchange Commission (“SEC”), as permitted by 1934 Exchange Act Rule 12b-25, in order to afford the Company the necessary time to complete its assessment of any potential goodwill and other intangibles impairment as required by Financial Accounting Standards Board Statement No. 142, “Goodwill and  Other  Intangible Assets” (SFAS 142).

The results of the Company’s SFAS 142 analysis indicated that the Company may have a potential impairment of goodwill and other intangibles in its In-Store Services segment.  The SFAS 142 process and the subsequent analysis of any adjustments to the Company’s financial statements related to any goodwill and intangible impairment was not complete as of April 16, 2007, the date the Company’s Form 10-K was due to be filed with the SEC.  Accordingly, the timely preparation of the Form 10-K has been adversely affected, and the Company is unable to complete and timely file the Form 10-K without unreasonable effort and expense.  The Company expects to file its Form 10-K and issue a press release announcing its results of operations for the year ended January 31, 2007, on or before April 25, 2007.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Marc Fierman	239	949-4450
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	ATTACHMENT PART IV-QUESTION 3

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the fiscal year ended January 31, 2007 will reflect significant changes from our results of operations for the year ended January 31, 2006.  As indicated in Part III of this Form 12b-25, the Company is still in the process of completing its SFAS 142 goodwill and intangibles impairment analysis, and as such is currently unable to estimate the extent of any related goodwill and intangible impairment charge.  As of January 31, 2007, prior to any goodwill adjustment, the Company had $55.4 million of goodwill and $3.4 million of intangible assets recorded on its consolidated balance sheet with respect to its In-Store Services segment.

In the fourth quarter of  fiscal year 2007, we amended our distribution agreement with a major customer of our magazine distribution segment such that revenue is no longer recognized upon the delivery of product less an allowance for returns but rather revenue is recognized when the sale occurs at retail.  This transition to a scan-based trading relationship resulted in a one-time conversion charge, which had a negative impact on profitability.  This transition is expected to have a one-time, primarily non cash, effect on profitability of $16.2 million. The majority of this charge was the non-cash deferral of profits under the new accounting method.  Until the time of sale, the inventory is being carried on the Company’s books at the product cost.

Additionally, the Company’s results will vary as a result of matters disclosed in our previously filed reports, including:

  On February 28, 2005, we completed the acquisition of Alliance Entertainment Corp. Our results of operations include the results of Alliance for 11 months in fiscal 2006 and 12 months in fiscal 2007.

  On May 10, 2005, we entered into a Unit Purchase Agreement with Chas. Levy Company, LLC (“Levy”). Our results of operations include the results of Levy for approximately nine months in fiscal 2006 and 12 months in fiscal 2007.

  On March 30, 2006, we entered into a Unit Purchase Agreement, under which we purchased all of the issued and outstanding membership interests of Anderson Mid-Atlantic News, LLC (“Mid-Atlantic”) from Anderson News, LLC. Our results of operations include the results of Mid-Atlantic for 10 months in fiscal 2007.

  On March 30, 2006, we entered into a Unit Purchase Agreement, under which we purchased all of the issued and outstanding membership interests of Anderson-SCN Services, LLC (“SCN”) from Anderson News, LLC. Our results of operations include the results of SCN for 10 months in fiscal 2007.

  Effective November 10, 2006, S. Leslie Flegel, the Company's then Chairman of the Board of Directors and Chief Executive Officer, resigned from the Company and its Board of Directors pursuant to a Separation, Consulting and General Release Agreement dated November 12, 2006.  The Company will record a charge to earnings of $9.6 million in the fiscal year ended January 31, 2007 related to Mr. Flegel’s separation from the Company.

Source Interlink Companies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 16, 2007	By	/s/ Marc Fierman
Marc Fierman
Chief Financial Officer of Source Interlink Companies, Inc. and Principal Financial and Accounting Officer of Source Interlink Companies, Inc.